UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

Commission File Number 000-51505

PHARMAXIS LTD

(Translation of registrant’s name into English)

Unit 2, 10 Rodborough Road

Frenchs Forest

NSW 2086

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ASX/ NASDAQ Media release	11 November 2005

Pharmaxis Ltd completes $87 million Capital Raising

SYDNEY, Australia—Pharmaxis Ltd (ASX: PXS, Nasdaq: PXSL) announced today that it had completed its Global Capital Raising with gross proceeds of A$87 million (US$63 million). A total of 39.4 million shares (including 1.3 million American Depositary Shares) were issued bringing total shares on issue after the raising to 174.4 million.

In the US, 1.3 million American Depositary Shares (ADSs) were issued to US institutional investors in a public offering at a price of US$24.16 per ADS. Each ADS represents 15 ordinary shares in Pharmaxis. CIBC World Markets Corp. acted as sole book-running manager of the offering. JMP Securities LLC served as co-manager of this offering.

In Australia, 19.9 million ordinary shares were issued to Australian and other non US institutional, sophisticated and professional investors at a price of A$2.20 per ordinary share, equivalent to the ADS price. Wilson HTM served as sole agent for the Australian placement.

The issue price of A$2.20 represents a 10% discount to the five day value weighted average price at pricing and a 0.5% discount to the 30 day value weighted average price at announcement of the capital raising.

Dr Alan Robertson, Chief Executive Officer noted that: “the Pharmaxis global capital raising was one of the largest capital raisings in the Australian biotechnology sector. Uniquely, it was a co-ordinated simultaneous Australian placement and US public offering. As a result, we are very well positioned to complete the development of our leading products Aridol and Bronchitol, which have the potential to fundamentally change people’s lives. We are looking forward to bringing them to the international marketplace.”

Aridol is being developed for the management of asthma which affects 52 million people worldwide, Bronchitol for cystic fibrosis and chronic obstructive pulmonary disease which worldwide affects 75,000 and 30 million people respectively. The patient populations in these diseases represent attractive market opportunities for the company.

*         *         *         *         *

About Pharmaxis

Pharmaxis (ACN 082 811 630) is a specialist pharmaceutical company involved in the research, development and commercialization of therapeutic products for chronic respiratory and autoimmune diseases. Its development pipeline of products include Aridol for the management of asthma, Bronchitol for cystic fibrosis and chronic obstructive pulmonary disease (COPD) and PXS64 for the treatment of multiple sclerosis.

About Aridol

Asthma is among the top 10 most commonly cited reasons for consulting a General Practitioner (GP). Yet GPs currently rely upon older tests that are often inaccurate and cumbersome to assess airway inflammation in patients with asthma.

The innovative Aridol lung function test, developed by Australian researchers and Pharmaxis Ltd, will help doctors more accurately determine the severity of a patient’s disease and allow prescription of the right amount of medication.

The simple 15 minute test uses a patented formulation of mannitol processed into a respirable powder. The test requires the patient to inhale increasing doses of Aridol, which cause the airways to narrow and contract that is simply detected by measuring the amount of air a person can exhale in one second. The smaller the dose required to cause contraction, the more severe the patient’s asthma diagnosis. People without airway inflammation do not respond to an Aridol challenge test.

Doctors can use the results of this test to measure the severity of a patient’s asthma and the medication and dose required to bring it under control.

About Bronchitol

Pharmaxis Ltd is developing Bronchitol for the management of chronic obstructive lung diseases including cystic fibrosis, bronchiectasis and chronic bronchitis.

Bronchitol is a proprietary formulation of mannitol administered in a convenient hand-held, pocket-sized inhaler. Its formulation as a respirable dry powder helps restore normal lung clearance mechanisms.

Clinical studies have shown Bronchitol to be effective and well tolerated in stimulating mucus hydration and clearance in people with chronic obstructive lung diseases. In particular, Bronchitol has been shown to increase mucus clearance from the lungs, improve lung function and significantly improve quality of life for people with both cystic fibrosis and bronchiectasis.

Longer term clinical studies involving Bronchitol in chronic obstructive lung diseases are underway. These studies aim to demonstrate an improvement in the quality of life, a reduction in the number of bacterial infections and the need for physiotherapy and hospitalisation; an improvement in oxygen delivery from the lungs, exercise capacity and the quality of sleep; and an overall improvement in lung function.

*         *         *         *         *

Forward Looking Statements

The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this press release include statements regarding our expectations, beliefs, hopes, intentions or strategies regarding the use of proceeds from the offering. All forward-looking statements included in this press release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. Our actual results could differ materially from our current expectations. Factors that could cause or contribute to such differences include, but are not limited to, factors and risks disclosed from time to time in reports filed with the Securities and Exchange Commission, including our Registration Statement on Form F-1.

SOURCE: Pharmaxis Ltd.

11 November 2005

CONTACT: Alan Robertson, Chief Executive Officer, +61-2-9454-7200, or fax, +61-2-9451-3622

Web site: http://www.pharmaxis.com.au

RELEASED THROUGH:

United States: Brandon Lewis, Trout Group, +1-212-477-9007;

Email: blewis@troutgroup.com

Australia: Ashley Rambukwella, Financial & Corporate Relations Pty. Limited,

+61-2-8264 1004 or +61-407-231-282;

Email: a.rambukwella@fcr.com.au

*         *         ENDS         *         *

Appendix 3B

New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity
Pharmaxis Ltd

ABN
75 082 811 630

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	19,900,000

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As set out in the constitution of the Company.

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 1

Appendix 3B

New issue announcement

4

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•   the date from which they do

•   the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•   the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Yes. The ordinary share rank equally with all ordinary shares currently on issue.

5	Issue price or consideration	A$2.20

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

The 19.9 million ordinary shares relate to the Australian placement component of the global capital raising.

The net proceeds of the global capital raising will be used for the further development of Aridol and Bronchitol and commercialization of Aridol, pre-clinical development of the Company’s product pipeline and further expansion of its manufacturing facilities. Any remaining net proceeds will be used to accelerate the commercialization and investigate additional indications for Bronchitol, for working capital and for general corporate purposes.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11 November 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	174,398,092	Ordinary fully paid shares

+ See chapter 19 for defined terms.

Appendix 3B Page 2	1/1/2003

Appendix 3B

New issue announcement

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	2,620,000	Options expiring on various dates with an exercise price of $0.125 (ASX Code PXSAM)
		6,916,000	Options expiring on various dates with an exercise price of $0.3125 (ASX Code PXSAO)
		500,000	Options expiring 30 November 2013 with an exercise price of $0.376 (ASX Code PXSAQ)
		30,000	Options expiring 24 March 2014 with an exercise price of $0.508 (ASX Code PXSAS)
		15,000	Options expiring 3 June 2014 with an exercise price of $0.426 (ASX Code PXSAU)
		255,000	Options expiring 1 February 2015 with an exercise price of $0.8340 (ASX Code PXSAY)
		330,000	Options expiring 11 May 2015 with an exercise price of $1.147 (ASX Code PXSAW)
		619,500	Options expiring 4 August 2015 with an exercise price of $1.79 (ASX Code PXSAZ)
		155,000	Options expiring 17 October 2015 with an exercise price of $2.772 (ASX Code PXSAA)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	n/a

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 3

Appendix 3B

New issue announcement

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18

Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

Appendix 3B Page 4	1/1/2003

Appendix 3B

New issue announcement

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 5

Appendix 3B

New issue announcement

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☒	Securities described in Part 1

(b)	☐

All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Appendix 3B Page 6	1/1/2003

Appendix 3B

New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•   the date from which they do

•   the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•   the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 7

Appendix 3B

New issue announcement

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

Appendix 3B Page 8	1/1/2003

Appendix 3B

New issue announcement

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 11 November 2005
(Company secretary)
Print name:	David McGarvey

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 9

10 November 2005

Manager of Company Announcements

Australian Stock Exchange

Exchange Centre

Level 3

20 Bridge Street

Sydney NSW 2000

Dear Sir/Madam,

Release from existing mandatory ASX escrow

In accordance with the notification provided by the Company to Australian Stock Exchange on 26 September 2005, 24,964,000 ordinary shares and 6,720,000 options over ordinary shares will today be released from mandatory escrow imposed in accordance with the ASX Listing Rules.

Enclosed with this letter is the relevant Appendix 3B seeking quotation of the 24,964,000 ordinary shares. The options over ordinary shares being released from mandatory escrow will not be quoted.

New voluntary escrow arrangements imposed in connection with the Company’s Global Capital Raising

In connection with the global capital raising of the Company, all directors, all senior management and certain of the Company’s substantial shareholders, have agreed, subject to certain limited exceptions, not to dispose of any ordinary shares or options in the Company for a period of 90 days commencing on 9 November 2005 without the prior written consent of CIBC World Markets Corp, the lead underwriter for the public offering in the United States. The 90 day period may be extended by CIBC in certain circumstances. CIBC World Markets Corp. may also release all or any portion of the securities subject to escrow at any time.

The ordinary shares subject to the voluntary escrow represent approximately 35.5% of the Company’s issued ordinary shares (prior to the issue of shares in connection with the global capital raising) or an aggregate total of 47,928,324 ordinary shares.

Please contact the Company Secretary if you have any questions.

Sincerely,

David McGarvey

Chief Financial Officer/Company Secretary

Pharmaxis Ltd ABN 75 082 811 630	Unit 2, 10 Rodborough Road Frenchs Forest NSW 2086 Australia	T 02 9454 7200 F 02 9451 3622 www.pharmaxis.com.au

Appendix 3B

New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity
Pharmaxis Ltd

ABN
75 082 811 630

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued

3

Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 1

Appendix 3B

New issue announcement

4

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•   the date from which they do

•   the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•   the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

7	Dates of entering +securities into uncertificated holdings or despatch of certificates

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)

+ See chapter 19 for defined terms.

Appendix 3B Page 2	1/1/2003

Appendix 3B

New issue announcement

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18

Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 3

Appendix 3B

New issue announcement

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

+ See chapter 19 for defined terms.

Appendix 3B Page 4	1/1/2003

Appendix 3B

New issue announcement

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☐	Securities described in Part 1

(b)	☒

All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 5

Appendix 3B

New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	24,964,000

39	Class of +securities for which quotation is sought	Fully paid ordinary shares

40

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•   the date from which they do

•   the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•   the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

		Yes. The ordinary shares rank equally with all ordinary shares currently on issue.

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	End of the restriction period.

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)	154,498,092	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

Appendix 3B Page 6	1/1/2003

Appendix 3B

New issue announcement

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 7

Appendix 3B

New issue announcement

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 10 November 2005
(Company secretary)
Print name:	David McGarvey

+ See chapter 19 for defined terms.

Appendix 3B Page 8	1/1/2003

11 November 2005

Manager of Company Announcements

Australian Stock Exchange

Exchange Centre

Level 3

20 Bridge Street

Sydney NSW 2000

Dear Sir/Madam,

Global Capital Raising of Pharmaxis Ltd (“Company”)

Disclosure Notice under Section 708A(5)(e) of the Corporations Act 2001 (“Corporations Act”)

We refer to the previous announcements made by the Company in relation to the issue and allotment of shares in connection with the Company’s global capital raising.

The Company gives the following notice under section 708A(5)(e) of the Corporations Act:

•	The Company issued and allotted 19,500,000 ordinary share on 9 November 2005 in connection with the Company’s public offering in the United States;

•	The Company issued and allotted a further a further 19,900,000 ordinary shares on 11 November 2005 in connection with the Company’s placement of shares in Australia and other jurisdictions;

•	The Company issued the ordinary shares without disclosure to investors under Part 6D.2 of the Corporations Act;

•	This notice is being given in under section 708A(5)(e) of the Corporations Act;

•	As at the date of the notice, the Company has complied with:

o	the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

o	section 674 of the Corporations Act; and

•	As at the date of this notice, there is no excluded information as defined by sections 708A(7) and 708A(8) of the Corporations Act.

Sincerely,

David McGarvey

Company Secretary

Pharmaxis Ltd ABN 75 082 811 630	Unit 2, 10 Rodborough Road Frenchs Forest NSW 2086 Australia	T 02 9454 7200 F 02 9451 3622 www.pharmaxis.com.au

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHARMAXIS LTD

Date: November 14, 2005	By:	/s/ David M. McGarvey
David M. McGarvey
Chief Financial Officer